Exhibit 99.1

ALLIED GOLD CORPORATION

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

AND TO:	KPMG LLP
Deloitte LLP

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument
51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Company hereby gives notice pursuant to Section 4.11 of NI 51-102, as follows:

1.	On August 6, 2026 KPMG LLP provided written notice to Company that it would not be conducting the Company’s audit in respect of its fiscal year ended December 31, 2026.

2.	Deloitte LLP has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on August 14, 2026, until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG LLP and appointment of Deloitte LLP were considered and approved by the Company's audit committee and board of directors.

4.	There have been no modified opinions in the reports from KPMG LLP on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date hereof.

5.	In the opinion of the Company, as at the date hereof, there have been no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date hereof.

DATED this 14th day of August, 2026.

ALLIED GOLD CORPORATION

(signed) Sofia Tsakos
Name: Sofia Tsakos
Title: Chief Legal Officer and Corporate Secretary

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416 777 8500

Fax 416 777 8818

Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

August 14, 2026

Dear Sir/Madam

Re: Notice of Change of Auditors of Allied Gold Corporation (the “Company”)

We have read the Notice of the Company dated August 14, 2026 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the Company’s statement that Deloitte LLP has been appointed as auditor of the Company under item 2, or how these changes were considered and approved by the Company’s audit committee and board of directors under item 3, as we do not have access to records of such decisions.

Yours very truly,

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Deloitte LLP Bay
Adelaide East
8 Adelaide Street West
Suite 200 Toronto
ON M5H 0A9
Canada

Tel: (416) 601 6150
Fax: (416) 601 6610
www.deloitte.ca

August 14, 2026

To:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Aﬀairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Oﬃce of the Superintendent of Securities, Service NL

Northwest Territories Oﬃce of the Superintendent of Securities

Oﬃce of the Yukon Superintendent of Securities Superintendent

of Securities, Nunavut

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor – Allied Gold Corporation (the “Company”)

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated August 14, 2026 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statement 2 as it relates to Deloitte LLP and we have no basis to agree or disagree with statements 1, and 3 to 5 contained in the Notice.

Yours truly,

Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants